UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April  29, 2011

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 28, 2011.

Luxottica posts strong growth in first quarter of 2011

Net income for the first quarter rose by 21% to €114.7 million and net sales increased by 12% to €1.56 billion

Milan, Italy, April 28, 2011 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today and approved the consolidated results for the first quarter ended March 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

First quarter of 20111

(in millions of Euro)	1Q 2011	1Q 2010	Change

Net sales	1,556.1	1,391.7	+11.8%	(+9.2% at constant exchange rates2)

Wholesale Division	641.1	553.5	+15.8%	(+13.4% at constant exchange rates 2)
Retail Division	915.0	838.2	+9.2%	(+6.4% at constant exchange rates 2)

Operating income	207.4	171.2	+21.1%

Net income attributable to Luxottica Group stockholders	114.7	95.1	+20.6%

Earnings per share	0.25	0.21	+20.2%
in US$	0.34	0.29	+18.9%

Operating performance for the first quarter of 2011

The results of the first quarter of 2011 have confirmed the encouraging indications seen during the first two months of the year and, more generally, the positive growth trends of both Luxottica Divisions in the geographic areas where the Group operates.

The growth drivers identified by Luxottica for 2011 — further development in emerging markets, the global expansion of Sunglass Hut, growth in the United States and the potential of Oakley — posted extremely positive performances, proving to be particularly effective.

Net sales of the Wholesale Division in emerging markets grew by approximately 28%, with excellent results in India, in the Middle East and in Brazil. Furthermore, and for the fifth consecutive quarter, the results recorded in North America, a key market for Luxottica, were very positive: Group first quarter net sales in U.S. dollars grew by more than 10%, mainly thanks to the excellent performance of the Wholesale Division (+28.1%) and of LensCrafters and Sunglass Hut, whose comparable store sales3 rose by 7.1% and 10.5%, respectively.

All brands in the Luxottica portfolio posted positive results: in particular, some premium and luxury brands like Burberry, Prada, Ralph Lauren and Tiffany recorded extraordinary performances. Oakley has, in turn, re-confirmed its status as a truly excellent brand, with sales up by 11% during the quarter.

“During the first quarter of 2011, Luxottica recorded strong growth with, perhaps more importantly, a good balance between our Divisions, between the “optical” and “sun” businesses and across all the geographies where the Group operates,” commented Andrea Guerra, Chief Executive Officer of Luxottica.

“We were able to continue along the solid, stable growth path in North America, where net sales in U.S. dollars grew by more than 10% in the first quarter of 2011, after having posted a 7.9% increase in full year 2010 when compared to 2009. This means that Luxottica is achieving strong results in a market that is proving to be healthy.

“Our roots in emerging markets grow deeper daily and we are increasingly managing these key markets with the same confidence we enjoy in our more established markets.

“Our brand portfolio is in very good shape: premium and luxury brands posted very positive results, with some brands really outperforming expectations, and both Ray-Ban and Oakley continued to grow at double-digit rates.

“The results obtained in the first quarter are an excellent starting point for 2011: we look to the year optimistically, relying on the one hand on the strength of our brands, and aware on the other hand of the need to continue to impeccably execute our plans.”

Consolidated results

Net sales for the first quarter of 2011 were Euro 1,556.1 million, up 11.8% over the same period of 2010 (+9.2% at constant exchange rates2).

Operating performance for the first quarter confirmed the increasing profitability trend, with a more than proportional growth as compared with net sales. More specifically, EBITDA4 for the first quarter of 2011 rose by 16.6% over the same period of 2010, reaching Euro 283.0 million. EBITDA margin4 was therefore up from the 17.4% recorded for the first quarter of 2010 to 18.2% for the first quarter of 2011.

Operating income for the first quarter of 2011 amounted to Euro 207.4 million, growing by 21.1% as compared with the same period of 2010, which also included an extraordinary gain in Australia. The Group operating margin therefore grew to 13.3% from 12.3% posted for the first quarter of 2010 (+150bps net of the above mentioned gain5).

Net income for the period increased to Euro 114.7 million, +20.6% over the Euro 95.1 million recorded for the first quarter of 2010, corresponding to an Earnings Per Share (EPS) of Euro 0.25.

Thanks to exchange rates, net debt4 as of March 31, 2011 further decreased to Euro 2,071 million (Euro 2,111 million at December 31, 2010), and the ratio of net debt to EBITDA4 was 1.9x, as compared with 2.0x at end of 2010.

Overview of performance at the Wholesale Division

The continuous, across-the-market success of Oakley and Ray-Ban, together with the positive performance of the premium and luxury brands, the success of commercial policies and of the

STARS program, made it possible for Luxottica to achieve very positive quarterly results, both in terms of net sales and, even more relevant, profitability.

The Division’s net sales rose to Euro 641.1 million from Euro 553.5 million in the first quarter of 2010 (+15.8% at current exchange rates and +13.4% at constant exchange rates2).

Operating income for the Wholesale Division amounted to Euro 147.8 million, up by 23.1% compared with Euro 120.1 million for the first quarter of 2010. The operating margin rose to 23.1% from 21.7% for the first quarter of 2010 (+140 bps), confirming the effectiveness of the measures taken to recover margins.

In terms of sales performance in Luxottica’s main geographic markets, Luxottica saw positive results in all of its most important regions: all emerging markets, North America, Germany, France, Spain and Italy.

Overview of performance at the Retail Division

Net sales for the Retail Division rose to Euro 915.0 million from Euro 838.2 million in the first quarter of 2010 (+9.2% at current exchange rates, +6.4% at constant exchange rates2).

The Division’s operating income for the first quarter of 2011 increased to Euro 96.8 million, up 9.9% over the Euro 88.0 million recorded for the same period of 2010, which had also included an extraordinary gain in Australia. The operating margin therefore increased slightly from 10.5% in the first quarter of 2010 to 10.6%. Net of that gain5, growth in operating income amounted to 19.3%, with an operating margin up by 90 bps.

In terms of comparable store sales3, the optical business in North America made good progress (+5.4%), driven by results posted by LensCrafters (+7.1%), which confirmed the increases seen in recent quarters due to an improving mix. Positive comparable store sales³ were also achieved by Pearle Vision, as a result of efforts to increase efficiencies at the brand, and by Target Optical.

Comparable store sales3 of the optical business in the Asia-Pacific region in turn showed a slight but important increase (+0.4%), confirming the validity of the actions taken in the region. The trend of the Division in China was very positive, up both in terms of net sales and comparable store sales3.

During the quarter, strong growth continued to be recorded by Sunglass Hut, which enjoys a worldwide leadership position as the global sun specialty chain: thanks to the success of the initiatives carried out over the period and its ability to continually attract new consumers and create meaningful relationships with them, comparable stores sales3 of the chain worldwide have risen by 7.9%, showing extremely positive results in the United States (+10.5%).

§

The Annual General Meeting of Stockholders took place today. Stockholders approved the Company’s IAS/IFRS consolidated financial statements for fiscal year ended December 31, 2010 and the distribution of a cash dividend of Euro 0.44 per ordinary share, reflecting a year-over-year 25.7% increase. The aggregate dividend amount is approximately Euro 200 million.

Based on the Borsa Italiana financial calendar, the cash dividend will be payable on May 26, 2011 (the ex dividend date will be May 23, 2011). Regarding the American Depositary Shares (ADS) listed on the New York Stock Exchange, the ex dividend date will be May 23, 2011 and, according to Deutsche Bank Trust Company Americas, the depositary bank for the ADSs, the payment date for the dividend in U.S. dollars will be June 2, 2011. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. Dollar exchange rate as of May 26, 2011.

Because the mandate of Luxottica’s independent auditors, Deloitte & Touche S.p.A., expires upon issue of their report on the 2011 Financial Statements (and, by law, is not renewable), the Stockholders at the General Meeting also resolved to appoint PricewaterhouseCoopers S.p.A. as Luxottica’s new audit firm for its fiscal year beginning January 1, 2012, on the basis of the recommendation from the Board of Statutory Auditors.

The voting results of the stockholders meeting are set forth in the attached tables.

§

In accordance with article 144-bis, paragraph 4, of the Regulations for Issuers released by Consob under Resolution no. 11971/99, Luxottica Group S.p.A. announced today that the share buyback program approved at the Stockholders’ Meeting on October 29, 2009 expired today. The 2009 program provided for the buyback of a maximum of 18,500,000 ordinary shares in the Company for a period of 18 months.

Under the 2009 program, launched on November 16, 2009, Luxottica Group S.p.A. purchased an aggregate amount of 5,174,084 treasury shares, on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 19.37, for an aggregate amount of Euro 100,225,536.

In parallel, Luxottica Group’s subsidiary Arnette Optic Illusions Inc. sold during the same period on the MTA an aggregate amount of 5,257,269 treasury shares, at an average unit price of Euro 19.23, for an aggregate amount of Euro 101,094,468.

§

Luxottica also announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 has been filed with the U.S. Securities and Exchange Commission (SEC). The report is available on Luxottica Group’s corporate website at www.luxottica.com, on the SEC website at www.sec.gov and on the Milan stock exchange Borsa Italiana website at www.borsaitaliana.it. Requests for hard copies of Luxottica Group’s audited consolidated financial statements (free of charge) may be made by contacting the Group’s investor relations department at the address investorrelations@luxottica.com.

§

Results for the first quarter of 2011 will be discussed today in a conference call with the financial community starting at 6:30 PM CET. The audio portion and related presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 E-mail: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4038 E-mail: InvestorRelations@Luxottica.com

Luca Biondolillo Group Director of International Corporate Communications Tel.: +39 (02) 8633 4096 E-mail: LucaBiondolillo@luxottica.com

www.luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, refer to the three months ended as of March 31, 2011 and March 31, 2010, respectively.

(2) 2011 figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

(3) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(4) EBITDA, EBITDA margin, net debt and the ratio of net debt to EBITDA are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please see the attached tables.

(5) Data as of March 31, 2010 is also calculated to exclude the effect of an extraordinary gain in Australia of approximately Euro 7 million related to the sale of a stake in Eyebiz. Such data is not prepared in accordance with IAS/IFRS. For additional disclosure regarding non-IAS/IFRS measures and a reconciliation to IAS/IFRS measures, please refer to the attached tables.

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium, luxury and sports eyewear with over 6,400 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada,  Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly-owned plants in the People’s Republic of China and one plant in the United States devoted to the production of sports eyewear. In 2010, Luxottica Group posted net sales of almost €5.8 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution system, the ability to achieve and manage growth, the ability to negotiate and maintain favourable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

-  APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2011 AND MARCH 31, 2010

In accordance with IAS/IFRS

(Key Figures in Thousands of Euro(1))	2011	2010	% Change

NET SALES	1,556,102	1,391,687	11.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	114,694	95,091	20.6%

BASIC EARNINGS PER SHARE (ADS) (2)	0.25	0.21	20.2%

(Key Figures in Thousands of U.S. Dollars  (1)(3))

	2011	2010	% Change

NET SALES	2,128,748	1,924,564	10.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	156,901	131,501	19.3%

BASIC EARNINGS PER SHARE (ADS)(2)	0.34	0.29	18.9%

	2011	2010
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	459,932,593	458,404,423
(3) Average exchange rate (in U.S. Dollars per Euro)	1.3680	1.3829

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2011 AND MARCH 31, 2010

In accordance with IAS/IFRS

(Key Figures in Thousands of Euro(1))	2011	% of sales	2010	% of sales	% Change

NET SALES	1,556,102	100.0%	1,391,687	100.0%	11.8%
COST OF SALES	(554,453)		(499,789)
GROSS PROFIT	1,001,648	64.4%	891,898	64.1%	12.3%
OPERATING EXPENSES:
SELLING EXPENSES	(492,264)		(452,766)
ROYALTIES	(28,543)		(24,868)
ADVERTISING EXPENSES	(90,412)		(81,143)
GENERAL AND ADMINISTRATIVE EXPENSES	(162,644)		(141,765)
TRADEMARK AMORTIZATION AND OTHER	(20,368)		(20,110)
TOTAL	(794,232)		(720,652)
OPERATING INCOME	207,416	13.3%	171,246	12.3%	21.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(29,262)		(24,638)
INTEREST INCOME	2,087		2,037
OTHER - NET	(1,745)		(818)
OTHER INCOME (EXPENSES)-NET	(28,919)		(23,419)
INCOME BEFORE PROVISION FOR INCOME TAXES	178,497	11.5%	147,827	10.6%	20.7%
PROVISION FOR INCOME TAXES	(61,399)		(50,161)
NET INCOME	117,098	7.5%	97,666	7.0%	19.9%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	114,694	7.4%	95,091	6.8%	20.6%
- NON-CONTROLLING INTERESTS	2,403	0.2%	2,575	0.2%
NET INCOME	117,098	7.5%	97,666	7.0%	19.9%

BASIC EARINGS PER SHARE (ADS):	0.25		0.21

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.25		0.21

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	459,932,593		458,404,423
FULLY DILUTED AVERAGE NUMBER OF SHARES	462,150,235		459,966,975

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010

In accordance with IAS/IFRS

(Key Figures in Thousands of Euro(1))	March 31, 2011	December 31, 2010

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	587,907	679,852
ACCOUNTS RECEIVABLE - NET	736,355	655,892
INVENTORIES - NET	582,088	590,036
OTHER ASSETS	215,506	226,759
TOTAL CURRENT ASSETS	2,121,856	2,152,539

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,181,066	1,229,130
GOODWILL	2,757,745	2,890,397
INTANGIBLE ASSETS - NET	1,079,367	1,155,007
INVESTMENTS	52,149	54,083
OTHER ASSETS	153,624	148,125
DEFERRED TAX ASSETS	365,657	364,299
TOTAL NON-CURRENT ASSETS	5,589,607	5,841,040

TOTAL	7,711,463	7,993,579

CURRENT LIABILITIES:
BANK OVERDRAFTS	172,819	158,648
CURRENT PORTION OF LONG-TERM DEBT	201,911	197,566
ACCOUNTS PAYABLE	430,361	537,742
INCOME TAXES PAYABLE	82,638	60,067
OTHER LIABILITIES	539,993	549,280
TOTAL CURRENT LIABILITIES	1,427,722	1,503,303

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,284,014	2,435,071
LIABILITY FOR TERMINATION INDEMNITIES	45,456	45,363
DEFERRED TAX LIABILITIES	426,072	429,848
OTHER LIABILITIES	280,941	310,590
TOTAL NON-CURRENT LIABILITIES	3,036,483	3,220,872

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	3,233,758	3,256,375
NON-CONTROLLING INTEREST	13,501	13,029
TOTAL STOCKHOLDERS’ EQUITY	3,247,258	3,269,404

TOTAL	7,711,463	7,993,579

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2011 AND MARCH 31, 2010

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2011

Net Sales	641,127	914,975		1,556,102
Operating Income	147,819	96,755	(37,159)	207,416
% of Sales	23.1%	10.6%		13.3%
Capital Expenditures	17,420	40,467		57,887
Depreciation & Amortization	20,718	34,470	20,368	75,556

2010

Net Sales	553,523	838,164		1,391,687
Operating Income	120,113	88,008	(36,875)	171,246
% of Sales	21.7%	10.5%		12.3%
Capital Expenditure	13,788	17,920		31,708
Depreciation & Amortization	18,153	33,119	20,110	71,382

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: operating income, operating margin, operating income — retail and operating margin - retail. For comparative purposes, management has adjusted each of the foregoing measures by excluding the following.

- a non-recurring gain in the first quarter of 2010 from the sale of a stake in Eyebiz in Australia for approximately Euro 7 million at December 31, 2010.

In addition, we have also made such adjustments to the following measures: EBITDA, EBITDA margin and net income:

(a) a non-recurring gain in 2010 from the release of a provision for taxes of approximately USD 27 million (approximately Euro 20 million at December 31, 2010) related to the sale of the Things Remembered retail chain in 2006; and

(b) a non-recurring loss in the fourth quarter of 2010 from the impairment charge recorded of approximately Euro 20 million related to certain of the Company assets in the Australian region.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the earlier pages.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

	Group Operating Income					Retail Operating Income
	1Q11	1Q10	% change			1Q11	1Q10	% change
Reported	207.4	171.2	21.1%			96.8	88.0	9.9%
- Adjustment for non-recurring gain in Australia		(6.9)					(6.9)
Adjusted	207.4	164.4	26.2%			96.8	81.1	19.3%
Net sales	1,556.1	1,391.7	11.8%			915.0	838.2	9.2%
Operating margin Reported	13.3%	12.3%	8.3%	(+100 bps	)	10.6%	10.5%	0.7%	(+10 bps	)
Operating margin Adjusted	13.3%	11.8%	12.9%	(+150 bps	)	10.6%	9.7%	9.3%	(+90 bps	)

Non-IAS/IFRS Measures: Reconciliation between reported and adjusted P&L items

Millions of Euro

	FY10
	EBITDA	Net Income
Reported	1,013.8	402.2
- Adjustment for goodwill impairment charge	20.4	20.4
- Adjustment for discontinued operations		(19.9)
Adjusted	1,034.2	402.7

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•     improve transparency for investors;

•              assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•              assist investors in their assessment of the Company’s cost of debt;

•              ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•              properly define the metrics used and confirm their calculation; and

•              share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•              EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•              EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•              EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•              EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•              EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•              EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin on net sales.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	1Q 2010	1Q 2011	FY10 (1)	LTM March 31, 2011
Net income/(loss)	95.1	114.7	402.7	422.3
(+)
Net income attributable to non-controlling interest	2.6	2.4	5.1	4.9
(+)
Provision for income taxes	50.2	61.4	218.2	229.5
(+)
Other (income)/expense	23.4	28.9	106.6	112.1
(+)
Depreciation & amortization (+)	71.4	75.6	301.6	305.8
(+)
EBITDA	242.6	283.0	1,034.2	1,074.6
(=)
Net sales	1,391.7	1,556.1	5,798.0	5,962.4
(/)
EBITDA margin	17.4%	18.2%	17.8%	18.0%
(=)

(1) Net income as of  Dec. 31, 2010 excluding impairment and discontinued operations. EBITDA as of Dec. 31, 2010 excluding impairment

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•      improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•      assist investors in their assessment of the Company’s cost of debt;

•      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•      properly define the metrics used and confirm their calculation; and

•      share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding page.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro	March 31, 2011	Dec. 31, 2010 (1)
Long-term debt	2,284.0	2,435.1
(+)
Current portion of long-term debt (+)	201.9	197.6
(+)
Bank overdrafts (+)	172.8	158.6
Cash (-)	(587.9)	(679.9)
Net debt (=)	2,070.8	2,111.4
LTM EBITDA	1,074.6	1,034.2
Net debt/LTM EBITDA	1.9x	2.0x
Net debt @ avg. exchange rates(2)	2,163.9	2,116.2
Net debt @ avg. exchange rates(2)/LTM EBITDA	2.0x	2.0x

(1) EBITDA as of Dec. 31, 2010 excluding impairment

(2) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

Major currencies

Average exchange rates	Three months ended	Twelve months ended	Three months ended
per € 1	March 31, 2010	December 31, 2010	March 31, 2011

US$	1.38291	1.32572	1.36799

AUD	1.52929	1.44231	1.36135

GBP	0.88760	0.85784	0.85386

CNY	9.44174	8.97123	9.00284

JPY	125.48476	116.23857	112.57031

April 28, 2011 Ordinary Stockholders Meeting — Voting Results

1. Approval of the Statutory Financial Statements as at  December 31, 2010:

Shares represented n. 364,680,934, equal to 78.13% of the issued share capital

354,010,267 votes in favor, equal to  97.0740% of votes represented and  75.8402% of the issued share capital;

12 votes against, equal to  0.0000% of votes represented and  0.0000% of the issued share capital;

1,671 abstentions, equal to 0.0005 % of votes represented and  0.0004% of the issued share capital;

10,668,984 shares not voted.

2. Allocation of net income and distribution of the dividends:

Shares represented n. 364,680,934, equal to 78.13% of the issued share capital

364,645,517 votes in favour, equal to  99.9903% of votes represented and  78.1186% of the issued share capital;

6,369 votes against, equal to  0.0017% of votes represented and 0.0014% of the issued share capital;

29,048 abstentions, equal to 0.0080 % of votes represented and 0.0062% of the issued share capital.

3.Appointment of the Company’s new independent registered public accounting firm for the 2012-2020 fiscal years:

Shares represented n. 364,680,934, equal to 78.13% of the issued share capital

364,651,467 votes in favour, equal to 99.9919% of votes represented and  78.1199% of the issued share capital;

5,354 votes against, equal to 0.0015% of votes represented and 0.0011% of the issued share capital;

24,113 abstentions, equal to 0.0066% of votes represented and 0.0052% of the issued share capital.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 29, 2011		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER